Interim Consolidated Financial Statements
(unaudited)

Oncolytics Biotech® Inc.
March 31, 2019 and 2018

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)

As at	Notes	March 31, 2019 $	December 31, 2018 $
Assets
Current assets
Cash and cash equivalents	4	14,213,811	13,699,881
Other receivables		51,696	51,650
Prepaid expenses		1,120,919	700,986
Total current assets		15,386,426	14,452,517
Non-current assets
Property and equipment		365,164	412,736
Right-of-use assets	3	709,610	—
Total non-current assets		1,074,774	412,736

Total assets		16,461,200	14,865,253
Liabilities And Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		3,232,289	1,825,853
Contract liability	8	927,400	927,400
Other liabilities	3	19,645	61,322
Lease liabilities	3	358,724	—
Total current liabilities		4,538,058	2,814,575
Non-current liabilities
Contract liability	8	5,802,887	5,802,887
Other liabilities	3	—	52,428
Lease liabilities	3	420,222	—
Total non-current liabilities		6,223,109	5,855,315

Total liabilities		10,761,167	8,669,890
Commitments and contingencies	9
Shareholders’ equity
Share capital Authorized: unlimited Issued: March 31, 2019 – 19,046,739 December 31, 2018 – 17,399,749	5	289,431,837	285,193,061
Warrants	5	3,617,570	3,617,570
Contributed surplus	6	28,524,691	28,260,613
Accumulated other comprehensive income		548,071	607,504
Accumulated deficit		(316,422,136)	(311,483,385)
Total shareholders’ equity		5,700,033	6,195,363
Total liabilities and equity		16,461,200	14,865,253
See accompanying notes

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)

For the three month period ending March 31,	Notes	2019 $	2018 $

Expenses
Research and development	6, 13, 14	3,196,920	2,934,891
Operating	6, 13, 14	1,791,812	1,762,553
Loss before the following		(4,988,732)	(4,697,444)
Interest income, net		49,981	26,890
Loss before income taxes		(4,938,751)	(4,670,554)
Income tax expense		—	(120)
Net loss		(4,938,751)	(4,670,674)
Other comprehensive (loss) income items that may be reclassified to net loss
Translation adjustment		(59,433)	70,621
Net comprehensive loss		(4,998,184)	(4,600,053)
Basic and diluted loss per common share	7	(0.27)	(0.31)
Weighted average number of shares (basic and diluted)	7	18,425,919	14,973,577
See accompanying notes

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

	Notes	Share Capital $	Warrants $	Contributed Surplus $	Accumulated Other Comprehensive Income $	Accumulated Deficit $	Total $
As at December 31, 2017		271,710,138	3,617,900	27,028,238	373,730	(294,446,160)	8,283,846
Net loss and other comprehensive income		—	—	—	70,621	(4,670,674)	(4,600,053)
Issued pursuant to "At the Market" Agreement	5	553,650	—	—	—	—	553,650
Share based compensation	6	—	—	539,118	—	—	539,118
Share issue costs	5	(33,335)	—	—	—	—	(33,335)
As at March 31, 2018		272,230,453	3,617,900	27,567,356	444,351	(299,116,834)	4,743,226

As at December 31, 2018		285,193,061	3,617,570	28,260,613	607,504	(311,483,385)	6,195,363
Net loss and other comprehensive loss		—	—	—	(59,433)	(4,938,751)	(4,998,184)
Issued pursuant to incentive share award plan	5	36,845	—	(36,845)	—	—	—
Issued pursuant to Common Stock Purchase Agreement	5	3,562,608	—	—	—	—	3,562,608
Issued pursuant to "At the Market" Agreement	5	710,293	—	—	—	—	710,293
Share based compensation	6	—	—	300,923	—	—	300,923
Share issue costs	5	(70,970)	—	—	—	—	(70,970)
As at March 31, 2019		289,431,837	3,617,570	28,524,691	548,071	(316,422,136)	5,700,033
See accompanying notes

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

For the three month period ending March 31,	Notes	2019 $	2018 $

Operating Activities
Net loss for the period		(4,938,751)	(4,670,674)
Depreciation - property and equipment	13	48,338	19,858
Depreciation - right-of-use-assets	3, 13	90,773	—
Share based compensation	6, 13, 14	300,923	539,118
Interest expense on lease liabilities	3	20,414	—
Unrealized foreign exchange loss (gain)		84,028	(4,513)
Net change in non-cash working capital	12	1,008,584	(492,547)
Cash used in operating activities		(3,385,691)	(4,608,758)
Investing Activities
Acquisition of property and equipment		(2,766)	(42,619)
Cash used in investing activities		(2,766)	(42,619)
Financing Activities
Proceeds from Common Stock Purchase Agreement	5	3,529,672	—
Proceeds from "At the Market" equity distribution agreement	5	672,259	520,315
Payment of lease liabilities	3	(123,905)	—
Cash provided by financing activities		4,078,026	520,315
Increase (decrease) in cash		689,569	(4,131,062)
Cash and cash equivalents, beginning of period		13,699,881	11,836,119
Impact of foreign exchange on cash and cash equivalents		(175,639)	40,198
Cash and cash equivalents, end of period		14,213,811	7,745,255
See accompanying notes

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2019

Note 1: Incorporation and Nature of Operations

Oncolytics Biotech Inc. was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc.

Our interim consolidated financial statements for the period ended March 31, 2019, were authorized for issue in accordance with a resolution of the Board of Directors (the "Board") on May 2, 2019. We are a limited company incorporated and domiciled in Canada. Our shares are publicly traded on the Nasdaq Capital Markets and the Toronto Stock Exchange. Our registered office is located at 210, 1167 Kensington Crescent NW, Calgary, Alberta, Canada.

We are a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics. Our lead product, pelareorep, is a potential immuno-oncology viral-agent that may be a novel treatment for certain types of cancer and may be an alternative to existing cytotoxic or cytostatic therapies. Our clinical development program for pelareorep emphasizes three programs: chemotherapy combinations to assist the escape of the virus from the vasculature and enhance its distribution in the tumor; immuno-therapy combinations to create an inflamed phenotype promoting synergies with immune checkpoint inhibitors; and immune modulator/targeted combinations to upregulate natural killer cells promoting synergies with targeted therapies.

Note 2: Basis of Financial Statement Presentation

Our interim consolidated financial statements include our financial statements and the financial statements of our subsidiaries as at March 31, 2019 and are presented in Canadian dollars, our functional currency.
Our accounts are prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"). The accounts are prepared on the historical cost basis, except for certain assets and liabilities which are measured at fair value as explained in the notes to these financial statements.
These interim consolidated financial statements have been prepared in compliance with International Accounting Standard 34 Interim Financial Reporting. The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since our last fiscal year end and are not fully inclusive of all matters required to be disclosed in our annual audited consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with our most recent annual audited consolidated financial statements, for the year ended December 31, 2018. We have consistently applied the same accounting policies for all periods presented in these interim consolidated financial statements as those used in our audited consolidated financial statements for the year ended December 31, 2018, except for the adoption of new standards effective as of January 1, 2019.

Note 3: Significant Accounting Policies

Adoption of New Accounting Standards

IFRS 16 Leases

IFRS 16 Leases (“IFRS 16”) replaces IAS 17 Leases (“IAS 17”) and related interpretations for annual periods beginning on or after January 1, 2019. We have adopted IFRS 16 using the modified retrospective approach, under which the cumulative effect of the initial application is recognized in retained earnings at January 1, 2019. We have not restated comparatives for 2018. On transition to IFRS 16, we elected to apply the following practical expedients:

•	Applied the exemption for short-term leases that have a remaining lease term of less than 12 months as at January 1, 2019;

•	Excluded initial direct costs for the measurement of right-of-use assets as at January 1, 2019;

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2019

•
Relied upon our assessment of whether leases are onerous under the requirement of IAS 37, Provisions, contingent liabilities and contingent assets as at December 31, 2018 as an alternative to reviewing our right-of-use assets for impairment; and

•
Measured the right-of-use assets at an amount equal to the lease liability, adjusted by the amount of lease incentive liability related to that lease recognized in the statement of financial position immediately before the date of initial application.

We have elected not to separate fixed non-lease components from lease components and instead account for each lease component and associated fixed non-lease components as a single lease component.

On transition to IFRS 16, the Company recognized $882,437 of lease liabilities. Lease liabilities have been measured by discounting future lease payments using the Company's incremental borrowing rate at January 1, 2019 as rates implicit in the leases were not readily determinable. The weighted-average rate applied is 15%.

The following table summarizes the impacts of adopting IFRS 16 on the consolidated financial statements:

	Impact of changes
	As reported as at December 31, 2018	Effects of IFRS 16 transition	Subsequent to transition as at January 1, 2019
Right-of-use assets	—	808,025	808,025
Other current and non-current assets	14,865,253	—	14,865,253
Total assets	14,865,253	808,025	15,673,278
Other liabilities	113,750	(74,412)	39,338
Lease liabilities	—	882,437	882,437
Other current and non-current liabilities	8,556,140	—	8,556,140
Total liabilities	8,669,890	808,025	9,477,915
Total shareholders' equity	6,195,363	—	6,195,363

Prior to adopting IFRS 16, our total minimum operating lease commitments as at December 31, 2018 were $961,575. The difference between the total of the minimum lease payments set out in Note 11 of our 2018 annual consolidated financial statements and the total lease liabilities recognized on transition was a result of the effect of discounting on the minimum lease payments.

Explanatory information
Our portfolio of leases consists of office spaces. We currently do not have leases with variable lease payments, residual value guarantees, extension or termination options, or leases not yet commenced to which we are committed to. Our total undiscounted lease liability as at March 31, 2019 is as follows:

Maturity analysis - contractual undiscounted cash flows
March 31, 2019
Less than one year	451,712
One to five years	462,083
More than five years	—
Total undiscounted lease liability as at March 31 2019	913,795

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2019

Accounting policy
At inception of a contract, we assess whether a contract is, or contains a lease by determining whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, we assess whether:

•	the contract involves the use of an identified asset;

•	we have the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use; and

•	we have the right to direct the use of the identified asset.

A right-of-use asset and corresponding lease liability is recognized on the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term. In addition, the right-of-use asset is reduced by impairment losses and adjusted for certain remeasurements of the lease liabilities, if any.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the implicit interest rate in the lease. If the rate cannot be readily determined, our incremental rate of borrowing is used. The lease liability is subsequently measured at amortized cost using the effective interest method. The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in our estimate of the amount expected to be payable under a residual value guarantee, if we change our assessment of whether we will exercise a purchase, extension or termination option, or if the underlying lease contract is amended.

We have elected not to separate fixed non-lease components from lease components and instead account for each lease component and associated fixed non-lease components as a single lease component.

We have elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less. We recognize the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Significant Judgments, Estimates and Assumptions
We make judgments in determining whether a contract contains an identified asset. The identified asset should be physically distinct or represent substantially all of the capacity of the asset, and should provide us with the right to substantially all of the economic benefits from the use of the asset.

We also make judgments in determining whether or not we have the right to control the use of the identified asset. We have that right when we have the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decisions about how and for what purpose the asset is used are predetermined, we have the right to direct the use of the asset if we have the right to operate the asset or if we designed the asset in a way that predetermines how and for what purpose the asset will be used.

We make judgments in determining the incremental borrowing rate used to measure our lease liability for each lease contract, including an estimate of the asset-specific security impact. The incremental borrowing rate should reflect the interest that we would have to pay to borrow at a similar term and with a similar security.

Note 4: Cash Equivalents

Cash Equivalents
Cash equivalents consist of interest bearing deposits with our bank totaling $12,018,225 (December 31, 2018 – $9,977,409).  The current annual interest rate earned on these deposits is 2.41% (December 31, 2018 – 2.71%).

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2019

Note 5: Share Capital
Authorized:
Unlimited number of no par value common shares.

Share Consolidation:
On May 22, 2018, we completed the consolidation of our common shares on the basis of 9.5 pre-consolidation common shares for each one post-consolidation common share (the "Share Consolidation"). Fractional interests were rounded down to the nearest whole number of common shares. Outstanding stock options, restricted share units and performance share units were similarly adjusted by the consolidation ratio. Outstanding warrants were adjusted such that, following the Share Consolidation, 9.5 warrants issued in 2017 will entitle the holder to purchase one whole common share until June 1, 2022.

Issued:	Shares		Warrants
	Number	Amount $	Number	Amount $
Balance, December 31, 2017	141,805,722	271,710,138	16,445,000	3,617,900
Issued pursuant to "At the Market" equity distribution agreement(a)	519,500	553,650	—	—
Share issue costs	—	(33,335)	—	—
Issued pursuant to stock option plan	71,000	38,269	—	—
Balance, May 22, 2018 - pre-consolidation	142,396,222	272,268,722	16,445,000	3,617,900
Balance, May 22, 2018 - post-consolidation	14,988,995	272,268,722	16,445,000	3,617,900
Issued pursuant to public offering(b)	1,532,278	11,606,882	—	—
Issued pursuant to warrant agreement	157	1,747	(1,500)	(330)
Issued pursuant to stock option plan	34,329	158,976	—	—
Issued pursuant to incentive share award plan	28,297	109,751	—	—
Issued pursuant to Common Stock Purchase Agreement(c)	797,691	3,314,097	—	—
Issued pursuant to "At the Market" equity distribution agreement(d)	18,002	66,360	—	—
Share issue costs	—	(2,333,474)	—	—
Balance, December 31, 2018	17,399,749	285,193,061	16,443,500	3,617,570
Issued pursuant to incentive share award plan	13,034	36,845	—	—
Issued pursuant to Common Stock Purchase Agreement(c)	1,390,372	3,562,608	—	—
Issued pursuant to "At the Market" equity distribution agreement(d)	243,584	710,293	—	—
Share issue costs	—	(70,970)	—	—
Balance, March 31, 2019	19,046,739	289,431,837	16,443,500	3,617,570

(a)
On February 25, 2016, we entered into an ATM equity distribution agreement with Canaccord Genuity Inc. acting as our sole agent with an aggregate offering value of up to $4.6 million which allowed us to sell our common shares through the facilities of the Toronto Stock Exchange or other "marketplace” (as defined in National Instrument 21-101 Marketplace Operation) in Canada (our "Canadian ATM"). During the period ending March 31, 2018, we sold 519,000 pre-consolidation shares (approximately 54,682 post-consolidation shares) for gross proceeds of $553,650. We incurred share issue costs of $33,335.

(b)
On June 5, 2018, pursuant to an underwritten public offering, 1,532,278 common shares were sold at a purchase price of US$5.83 per share for gross proceeds of US$8,933,181. We incurred share issue costs of $1,418,356.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2019

(c)
On September 27, 2018, we entered into a Common Stock Purchase Agreement (the "Agreement") with Lincoln Park Capital Fund, LLC ("LPC"). Subject to the terms and conditions of the Agreement and at our sole discretion, we may sell up to US$26,000,000 worth of common shares to LPC over the 30-month term. The purchase price of the common shares will be based on the prevailing market prices immediately preceding the notice of sale without any fixed discount. Subject to the terms of the Agreement, we control the timing and amount of any future investment and LPC is obligated to make such purchases, if and when we elect. The Agreement does not impose any upper price limit restrictions, negative covenants or restrictions on our future financing activities. We can terminate the Agreement at any time at our sole discretion without any monetary cost or penalty.

During the period ending March 31, 2019, we sold 1,379,024 (March 31, 2018 - nil) common shares for gross proceeds of US$2,663,768 (March 31, 2018 - nil) and issued 11,348 commitment shares (March 31, 2018 - nil). The commitment shares have been valued at fair value of US$21,998 (March 31, 2018 - nil) and have been recorded as share issue costs in addition to cash share issue costs of $3,757 (March 31, 2018 - nil).

(d)
On October 24, 2018, we entered into an ATM equity offering sales agreement with Canaccord Genuity Inc. The ATM allows us, at our sole discretion, to issue common shares, at prevailing market price, with an aggregate offering value of up to US$30,000,000 over a 19-month period through the facilities of the Nasdaq Capital Market in the United States. During the period ending March 31, 2019, we sold 243,584 common shares (March 31, 2018 - nil) for gross proceeds of US$535,661 (March 31, 2018 - nil). We incurred share issue costs of $38,034 (March 31, 2018 - nil).

Warrants

The following table summarizes our outstanding warrants at March 31, 2019:

Exercise Price	Outstanding, Beginning of the Period	Granted During the Period	Exercised During the Period	Outstanding, End of the Period	Weighted Average Remaining Contractual Life (years)
$9.025	16,443,500	—	—	16,443,500	3.17
(1)     Exercisable into 1,730,894 common shares.

Note 6: Share Based Payments
Stock Option Plan
We have issued stock options to acquire common stock through our stock option plan of which the following are outstanding at March 31:

	2019		2018
	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $
Outstanding, beginning of the period	1,249,361	8.73	647,156	13.20
Granted during the period	—	—	307,027	7.41
Forfeited during the period	(1,841)	6.56	—	—
Outstanding, end of the period	1,247,520	8.73	954,183	11.34
Options exercisable, end of the period	841,439	10.74	675,796	13.29

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2019

The following table summarizes information about the stock options outstanding and exercisable at March 31, 2019:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$2.47 - $3.99	711,827	5.70	3.21	447,494	3.25
$4.84 - $7.81	333,251	3.50	7.21	191,503	7.20
$13.77 - $19.00	92,308	4.38	16.94	92,308	16.94
$20.23 - $36.96	51,777	2.47	32.29	51,777	32.29
$38.09 - $63.84	58,357	2.68	50.85	58,357	50.85
	1,247,520	4.74	8.73	841,439	10.74
Non-exercisable options vest either annually over periods ranging from one to three years.
The estimated fair value of stock options issued during the period was determined using the Black Scholes Option Pricing Model using the following weighted average assumptions and fair value of options:

	2019	2018
Risk-free interest rate	N/A	1.88%
Expected hold period to exercise	N/A	3.0 years
Volatility in the price of the Company's shares	N/A	84.26%
Rate of forfeiture	N/A	3.67%
Dividend yield	N/A	Nil
Weighted average fair value of options	N/A	$4.06

We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the stock options. The risk-free interest rate is based on the Government of Canada benchmark bond yield rates in effect at the time of grant and the expected life of the options represents the estimated length of time the options are expected to remain outstanding.
Incentive Share Award Plan
Restricted Share Units
We have issued restricted share units ("RSUs") to non-employee directors through our incentive share award plan. Grants of RSUs to non-employee directors vest either immediately, on the third anniversary date from the grant date or when the director ceases to be a member of the board. We have also issued RSUs to certain officers and employees of the Company. Grants of RSUs to certain officers and employees of the Company vest over a three year period. The following RSUs are outstanding at March 31:

	2019	2018
Outstanding, beginning of the period	260,755	190,407
Granted during the period	9,113	6,786
Vested during the period	(10,929)	—
Outstanding, end of the period	258,939	197,193
(1)The weighted average fair value of the RSUs granted was $2.48 in 2019 (2018 - $6.27).

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2019

Performance Share Units
We have also issued performance share units ("PSUs") to certain officers and employees of the Company. Grants of PSUs require completion of certain performance criteria and cliff vest after 3 years or vest over a three year period, depending on the grant. PSU grants to certain officers will vest immediately upon a change of control of the Company. If certain officers cease employment with the Company, vesting occurs on a pro rata basis prior to the third anniversary of the grant but after the first anniversary. The following PSUs are outstanding at March 31:

	2019	2018
Outstanding, beginning of the period	63,156	94,734
Vested during the period	(2,105)	—
Outstanding, end of the period	61,051	94,734
We have reserved 1,904,674 common shares for issuance relating to our outstanding equity compensation plans. Compensation expense related to stock options, RSUs and PSUs for the period ended March 31, 2019 was $300,923 (2018 - $539,118).

Note 7: Loss Per Common Share

Loss per common share is calculated using net loss for the year and the weighted average number of common shares outstanding for the period ended March 31, 2019 of 18,425,919 (2018 - 14,973,577). The effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.

Note 8: Contract Liability and Receivable

Regional licensing agreement
We entered into a regional licensing agreement (the "Licensing Agreement") with Adlai Nortye Biopharma Co., Ltd. ("Adlai") in November 2017. Under the terms of the Licensing Agreement, Adlai will have exclusive development and commercialization rights to pelareorep in China, Hong Kong, Macau, Singapore, South Korea and Taiwan. We are entitled to receive upfront license fees, development and regulatory milestone payments, royalties and sales-based milestone payments.

Warrant purchase agreement
We also entered into a warrant purchase agreement with Adlai. As at March 31, 2019, we were entitled to the following:

•
One common share purchase warrant of US$6 million whereby, upon exercise, Adlai may purchase our common shares priced at a 20% premium to the five-day weighted average closing price immediately preceding the exercise date. We have the right to call this warrant upon the enrollment of the 50th patient in the phase 3 metastatic breast cancer study. This common share purchase warrant expires on November 14, 2020.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2019

Contract liability
Our contract liability balance, which we expect to record in revenue over the next five years, is as follows:

	March 31, 2019 $	December 31, 2018 $
Balance, beginning of the year	6,730,287	6,182,580
Regional licensing agreement	—	547,707
Revenue recognized in the year	—	—
Balance, end of the year	6,730,287	6,730,287

Contract liability - current	927,400	927,400
Contract liability - non-current	5,802,887	5,802,887
	6,730,287	6,730,287

Note 9: Commitments

We are committed to payments totaling $6,458,544 for activities related to our clinical trial, manufacturing and collaboration programs which are expected to occur over the next year.

Under a clinical trial agreement entered into with the Alberta Cancer Board (“ACB”), we have agreed to repay the amount funded under the agreement together with a royalty, to a combined maximum amount of $400,000 plus an overhead repayment of $100,000, upon sales of a specified product.  We agreed to repay the ACB in annual installments in an amount equal to the lesser of: (a) 5% of gross sales of a specified product; or (b) $100,000 per annum once sales of a specified product commence.

Note 10: Capital Disclosures

Our objective when managing capital is to maintain a strong statement of financial position. We achieve our objective by obtaining adequate cash resources to support planned activities which include the clinical trial program, product manufacturing, administrative costs and intellectual property expansion and protection. We include shareholders’ equity and cash and cash equivalents in the definition of capital.

	March 31, 2019 $	December 31, 2018 $
Cash and cash equivalents	14,213,811	13,699,881
Shareholders’ equity	5,700,033	6,195,363

We do not have any debt other than trade accounts payable and lease liabilities, and we have potential contingent obligations relating to the completion of our research and development of pelareorep.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board. The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities. The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity. Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares. Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital. There are no assurances that funds will be made available to us when required.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2019

On May 4, 2018, we renewed our short form base shelf prospectus (the "Base Shelf") that qualifies for distribution of up to $150,000,000 of common shares, subscription receipts, warrants, or units (the "Securities") in either Canada, the US or both. Under a Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received as a result of using our Base Shelf would be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf will be effective until May 25, 2020.

Our Base Shelf allowed us to enter into our Common Stock Purchase Agreement in September 2018 and our ATM equity offering sales agreement in October 2018 (see Note 5). We will use these equity arrangements to assist us in achieving our capital objective. Each arrangement provides us with the opportunity to raise capital at our sole discretion providing us with the ability to better manage our cash resources.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2019.

Note 11: Financial Instruments

Our financial instruments consist of cash and cash equivalents, other receivables and accounts payable.  As at March 31, 2019, there are no significant differences between the carrying values of these amounts and their estimated market values.

Credit risk
Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents.

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. In the normal course of our operations, we are exposed to currency risk from the purchase of goods and services primarily in the U.S., the U.K. and the European Union. In addition, we are exposed to currency risk to the extent cash is held in foreign currencies from either the purchase of foreign currencies or when we receive foreign currency proceeds from operating and financing activities. As well, we are exposed to currency risk related to our regional licensing agreement. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our net loss in 2019 by approximately $77,420.  The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2019

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2019

by approximately $585. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have increased our net loss in 2019 by approximately $58,623.

We mitigate our foreign exchange risk by maintaining sufficient foreign currencies, through the purchase of foreign currencies or receiving foreign currencies from financing activities, to settle our foreign accounts payable.

Balances in foreign currencies at March 31, 2019 are as follows:

	US dollars $	British pounds £	Euro €
Cash and cash equivalents	9,244,725	28,022	30,045
Accounts payable	(356,881)	(17,415)	(614,324)
	8,887,844	10,607	(584,279)

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in Note 10. Accounts payable are all due within the current operating period.

Note 12: Additional Cash Flow Disclosures

Net Change In Non-Cash Working Capital

	2019 $	2018 $
Change in:
Contract receivable	—	(132,620)
Other receivables	(46)	(1,162)
Prepaid expenses	(419,933)	89,050
Accounts payable and accrued liabilities	1,406,436	(482,672)
Other liabilities	(19,693)	—
Non-cash impact of foreign exchange	41,820	34,857
Change in non-cash working capital related to operating activities	1,008,584	(492,547)

Other Cash Flow Disclosures

	2019 $	2018 $
Cash interest received	70,395	26,890
Cash taxes paid	—	—

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2019

Note 13: Other Expenses and Adjustments

We present our expenses based on the function of each expense and therefore include realized foreign exchange gains and losses, unrealized non-cash foreign exchange gains and losses and non-cash stock based compensation associated with research and development activity as a component of research and development expenses and depreciation of property and equipment, depreciation of right-of-use assets and non-cash stock based compensation associated with operating activities as a component of operating expenses.

	2019 $	2018 $
Included in research and development expenses:
Realized foreign exchange gain	1,557	(49,794)
Unrealized non-cash foreign exchange (gain) loss	143,461	(75,134)
Non-cash share based compensation	124,491	300,958

Included in operating expenses
Depreciation - property and equipment	48,338	19,858
Depreciation - right-of-use-assets	90,773	—
Non-cash share based compensation	176,432	238,160

Note 14: Related Party Transactions

Compensation of Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling our activities as a whole. We have determined that key management personnel consists of the members of the Board of Directors along with certain officers of the Company.

	2019 $	2018 $
Short-term employee compensation and benefits	703,789	511,062
Share-based payments	269,099	366,815
	972,888	877,877